Neurologix, Inc.
One Bridge Plaza
Fort Lee, NJ 07024
VIA EDGAR
December 20, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Neurologix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on: March 26, 2010
File No.: 000-13347
Ladies and Gentlemen:
Reference is made to the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the Fiscal Year Ended December 31, 2009 (File No. 000-13347) (the “Form 10-K”) of Neurologix, Inc. (the “Company”), in your letter dated December 10, 2010, addressed to Clark A. Johnson, the Company’s President and Chief Executive Officer (the “Comment Letter”).
I am writing to respond, on behalf of the Company, to the comments contained in the Comment Letter. For your convenience, your comments are set forth in this letter, followed by the Company’s responses. References in the responses below in this letter to “we”, “our”, “us” or similar phrases refer to the Company.
Signatures, page 70
1.
Please amend your filing to include the signature of your Principal Accounting Officer or Controller. Alternatively, if one of the parties who signed your Form 10-K was acting in that capacity please tell us which party was acting as Principal Accounting Officer or Controller and confirm that you will identify them as such in future filings.

I, Marc L. Panoff, who signed the Form 10-K in my capacity as Chief Financial Officer, Secretary and Treasurer, was acting as Principal Accounting Officer. I confirm that either I, a future Principal Accounting Officer or a future Controller will be identified as such in future filings.
Financial Statements and Supplementary Data
Notes To Financial Statements

Mr. Jim B. Rosenberg	December 20, 2010
United States Securities and	Page 2 of 3
Exchange Commission
Note 7 Stock Options and Warrants
(c) Warrants, page 58
2.
You have recorded the warrants issued as derivatives since they are not considered indexed to the company’s stock. Please tell us if the formula adjustment in Exhibit 10.3 of the 8-K filed April 30, 2008 is considered a down round feature pursuant to ASC 815-40-15 and, if so, tell us why you believe valuation of the derivative using the probability adjusted Black Scholes method reflects the complexity of the down round provision.

We believe the formula adjustment in Exhibit 10.3 of the 8-K filed April 30, 2008 is considered a down round feature pursuant to ASC 815-40-15. We utilized a Black-Scholes-Merton model, with probability weighted adjustments made using our professional judgment and consultations with a third party, to estimate the fair value of our warrant liabilities at each required measurement date. We believe that our valuation methodology results in a reasonable estimate of fair value, which has been consistently applied under GAAP as described in ASC 820. Furthermore, we believe that the use of alternate methodologies would not yield a result that would be materially different from that performed. As such, a probability weighted Black-Scholes analysis was used where the probabilities as well as option pricing parameters are easily observable and the entire analysis is transparent.
Multiple valuation methodologies are available, some more complex than others, in estimating fair value for a given asset or liability. We believe the selection of methodology is a function of:
•	The complexity of the underlying parameters that need to be modeled and the availability of information to support those parameters
•	The materiality of the ultimate result (as a function of those underlying parameters)
•	The cost and effort entailed in employing a specific methodology
We understand that multiple methodologies were at our disposal for valuing the warrants — e.g., option pricing (Black-Scholes), simulation, and binomial lattice. Based on the considerations listed above, we believe that the more simplified methodology (probability weighted Black-Scholes analysis) provided an adequate basis for reaching a fair value conclusion for the subject warrants, even though the warrants are not “plain vanilla”. The methodology employed included a subjective assessment as to the likelihood of a “down” round of financing by the Company. The inputs to this methodology could be modified to adjust for the unique features of the related warrants which included a number of factors that would dictate the timing and magnitude of the financing round and whether or not such a round would occur at a higher or lower valuation than preceding rounds. These factors include, but are not limited to:
•	Industry performance and factors
•	Overall economic indicators
•	Strength of management
•	Success of development of products and services
•	Capex and other funding requirements
•	Competitive factors
•	Market demand

Mr. Jim B. Rosenberg	December 20, 2010
United States Securities and	Page 3 of 3
Exchange Commission
We feel these factors are subjective and difficult to model. A more complex valuation methodology (such as a simulation model) would have suggested a level of “precision” where we believe none actually exists. We believe the incremental effort required for a more precise methodology such as a simulation analysis or binomial lattice did not justify the undue cost and effort required in using these methodologies.
Based on our belief that the differences in valuation models would most likely not be material, and our belief that the non-cash liability accounting of these warrants is not a critical factor that will influence the decisions of current and potential investors, we believe our fair value estimates are reasonable.
This is to acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If I can assist with your review of this letter, or if you have any questions on any of the information set forth herein, please call me at (201) 592-6451.

Very truly yours, /s/ Marc L. Panoff Marc L. Panoff, Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer

cc: Maria Karalis (BDO USA, LLP)
cc: David B. Hertzog (Winston & Strawn LLP)